SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
Title: President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated August 16, 2007.	4

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

Exhibit Index is on page 3

PRESS RELEASE
August 16, 2007
Søren Elbech goes to Inter-American Development Bank
Today, Executive Vice President, Director of Treasury, Søren Elbech has notified Eksportfinans ASA of his resignation, effective from November 30, 2007. Mr. Elbech has accepted a position as Chief, Treasury Division with Inter-American Development Bank in Washington, DC. Until Mr. Elbech shall discontinue his position with Eksportfinans ASA he shall carry out his duties and responsibilities as Executive Vice President, Director of Treasury. Mr Elbech joined Eksportfinans in March 2002.
For more information, please contact:
Mr. Tor Johansen
President and CEO
Telephone +47 22 01 22 30
or
Elise Lindbæk
Head of Communication
Telephone +47 22 01 22 64
Mobile phone +47 90 51 82 50
E-mail el@eksportfinans.no
Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For more information about Eksportfinans, www.eksportfinans.no

Exhibit Index is on page 3